Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Hudbay Minerals Inc. (the "Corporation") held on May 21, 2020.  All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters voted upon is described in greater detail in the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Information Circular (the "Circular") that was mailed to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. The voting results are set forth in the table below:

Voting Results
Director	Number of Votes FOR	Number of Votes Withheld	Percentage of Votes Cast FOR Matter

Carol T. Banducci	166,795,209	580,034	99.65%
Igor A. Gonzales	159,720,385	7,654,858	95.43%
Richard Howes	166,495,111	880,132	99.47%
Sarah B. Kavanagh	166,497,357	877,886	99.48%
Carin S. Knickel	166,581,489	793,754	99.53%
Peter Kukielski	166,546,157	829,086	99.50%
Stephen A. Lang	162,646,247	4,728,996	97.17%
Daniel Muñiz Quintanilla	166,443,883	931,360	99.44%
Colin Osborne	166,636,550	738,693	99.56%
David S. Smith	166,342,613	1,032,630	99.38%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.  The voting results are set forth in the table below:

Voting Results
Number of Votes FOR	Number of Votes Withheld	Percentage of Votes Cast FOR Matter

168,439,940	4,080,399	97.63%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved. The voting results are set forth in the table below:

Voting Results

Number of Votes FOR	Number of Votes Against	Percentage of Votes Cast FOR Matter

159,567,889	7,807,353	95.34%

Date:  May 21, 2020

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel